

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05046108

March 1, 2005

Edward D. Farley
Clerk
State Street Corporation
State Street Financial Center
One Lincoln Street
Boston, MA 02111

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2005

Re: State Street Corporation
Incoming letter dated December 22, 2004

Dear Mr. Farley:

This is in response to your letters dated December 22, 2004 and February 1, 2005 concerning the shareholder proposal submitted to State Street by Patrick A. Jorstad. We also have received letters from the proponent dated January 13, 2005, January 18, 2005, February 7, 2005, February 15, 2005, February 23, 2005, February 24, 2005 and March 1, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures



cc: Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304



STATE STREET.

Edward D. Farley
Clerk

State Street Financial Center
One Lincoln Street
Boston, MA 02111

Telephone: 617 664 6553
Facsimile: 617 664 4747
edfarley@statestreet.com

December 22, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *State Street Corporation* – Exclusion of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), State Street Corporation (the "Company") respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that no enforcement action will be recommended if the Company omits the shareholder submission described below from the Company's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's regularly scheduled annual meeting in 2005 is on April 20, 2005.

Under a letter dated November 13, 2004 from Mr. Patrick A. Jorstad (the "Sponsor"), the holder of shares of the Company's common stock with a value in excess of $2,000, the Sponsor submitted for inclusion in the 2005 Proxy Materials a proposal (the "Proposal") and a supporting statement (collectively, the "Submission"). The letter from the Sponsor was received on November 13, 2004.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter, together with six (6) paper copies of the Submission (attached as Exhibit A to this letter). The Company is simultaneously providing copies of this letter and its attachments to Mr. Patrick A. Jorstad. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts.

Although the Proposal invokes a statute that is not applicable to the Company, the Proposal purports to attempt to cause the Company to "de-stagger" the terms of its Board of Directors by asking the stockholders to vote to exempt the Company from the provisions of Massachusetts General Laws, ch. 156B, Section 50(a). As set forth below, on December 22,

2004 the Company announced that the Board of Directors has acted to eliminate staggered terms for directors and to provide for the annual election of directors beginning at the 2005 annual meeting.

The Company believes that the Submission may be excluded from its 2005 Proxy Materials pursuant to the following rules under Regulation 14A:

(1) Rule 14a-8(i)(6), because the Company does not have the power or authority to implement the Proposal; and

(2) Rule 14a-8(i)(3), because the Submission is materially false and misleading in violation of Rule 14a-9.

1. The Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company lacks the power or authority to implement the proposal. The Company does not have the power or authority to implement the Proposal.

The Proposal requests that "[p]ursuant to the Massachusetts General Laws, Chapter 156B, Section 50A(b)(i), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 50A(a), and to organize the Corporation's Board instead under Section 50." Thus, by its terms, the Proposal purports to cause action to be taken on the part of the stockholders under Section 50A, and to cause the Board of Directors of the Company thereafter to be organized under Section 50.

The statute that the Proposal invokes does not apply to the Company. Although State Street Corporation was initially organized under the provisions of Chapter 156B, the Massachusetts legislature superseded Chapter 156B by enacting a new Business Corporation Act, codified as Massachusetts General Laws, ch. 156D. *See* 2003 Mass. Acts. 127. Section 17.01 of the new Act made the provisions of Massachusetts General Laws, ch. 156B inapplicable to the Company effective July 1, 2004.

Because the statute that the Proposal invokes is inapplicable, the Company lacks the power or authority to implement the Proposal. If the Proposal were to be adopted by the stockholders, by definition that action would be futile. The stockholders would "exempt" the Company from a provision to which the Company is not subject, and they would direct the board to "organize" under a measure that does not apply.

The Proposal's invocation of a statute that is not applicable to the Company is analogous to proposals that purport to take action, or instruct directors to take action, that is not authorized by the law governing the issuer. The Staff has frequently concluded that such proposals may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. In *Xerox Corporation* (available February 23, 2004), for example, a shareholder submitted a proposal requesting the board of directors to amend the corporation's certificate of incorporation to give stockholders the right to take action by written consent and to call special meetings. Under the New York Business Corporation Law, however, the board of directors did not have the power or authority to amend the corporation's certificate of incorporation, absent the subsequent approval thereof by the corporation's shareholders. In *Xerox Corporation*, the corporation could not implement the shareholder proposal because the corporation did not have the power or authority under the proper statute to take the requested actions. Similarly, in *Alcide Corporation* (available August 11, 2003), a shareholder proposal requested the board of directors of a Delaware corporation to ensure the election of directors who meet certain criteria. Since Delaware corporate law required that directors be elected by the stockholders, however, the board could not implement the proposal under Delaware law. The Staff concluded that the corporation could exclude the proposal pursuant to Rule 14a-8(i)(6) as beyond the company's power to implement. *See also, e.g., Burlington Resources Inc.* (available February 7, 2003) (proposal to require the Board of Directors to amend certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the Company to implement because implementation would violate Delaware law).

Philip Morris Companies Inc. (available February 25, 1998), is also instructive. Philip Morris sought to exclude a shareholder proposal which requested that the Board "create a formula linking future executive compensation packages with compliance with federally-mandated decreases in teen smoking." Philip Morris sought to exclude the proposal under 14a-8(c)(6) (predecessor to Rule 14a-8(i)(6)) as a proposal that was beyond the power of the company to effectuate, on the basis that "the proposal asks the Company to link executive compensation to standards established by federal legislation that does not exist." Although Philip Morris had joined other tobacco companies in entering into a memorandum of understanding to support the adoption of federal legislation which would incorporate goals for the reduction of underage smoking, no such legislation had been adopted at the time of the proposal. As such, Philip Morris claimed that it was beyond the power of their Board to effectuate the proposal; the "federally- mandated decreases" did not exist at the time of the proposal and in fact might never exist (if the legislation was not enacted). The Staff agreed with Philip Morris, concluding that the Staff would not recommend enforcement action if Philip Morris excluded the proposal as one that was beyond the power of the company to effectuate, pursuant to 14a-8(c)(6). *See also RJR Nabisco Holdings Corp.* (available February 25, 1998).

The circumstances here are no different.[1] The Proposal would have the stockholders take action that has no effect, and would have the board be governed by a statute that has no application. The Proposal is accordingly excludable.

2. The Proposal and Supporting Statement Contain False and Misleading Statements

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Submission is false and misleading in several material respects.

---

1 To be sure, Massachusetts General Laws, ch. 156D, § 8.06 provides for "staggered" terms for directors of public Massachusetts corporations in the same manner that the former Massachusetts General Laws, ch. 156B, § 50A did. The new enactment carried over certain of the provisions of the old business corporation law. But that does not change the fundamental point: stockholders of a corporation subject to Chapter 156D cannot act under Chapter 156B.

The Proposal represents to stockholders that they may take action under a statute that is not applicable to the Company. In similar circumstances, where the consequences of adoption of the proposal were not determinable because the actions were inconsistent with corporate laws or organic documents, the Staff has authorized exclusion because the proposals were so vague and indefinite as to be inherently misleading. For example, in *FirstEnergy Corp.* (available February 19, 2004), the Staff permitted the exclusion of a proposal which requested the board of directors to amend the by-laws to "eliminate the double standard" and change the requirement to pass a shareholder proposal to a "plurality" of shares represented. Because the corporation's by-laws did not require more than a plurality on certain shareholder proposals, the company could not amend provisions of the by-laws that did not exist. In those circumstances, because neither the stockholders nor the board would be able to determine with certainty what action would need to be taken if the proposal were adopted, the proposal was inherently misleading and excludable. The Staff reached the same conclusion in *General Electric Company* (available February 5, 2003). There, a proposal would have required the directors to seek shareholder approval for compensation of senior executives and board members. Since "neither the share owners nor the Company's Board would be able to determine . . . what action or measures would be taken if the proposal were implemented," the Staff authorized exclusion of the proposal under Rule 14a-8(i)(3).

The Proposal contains statutory references, and the supporting statement contains numerous statements, that would mislead stockholders into believing that the Company is governed by, and that the stockholders may take action pursuant to, a statute that is not applicable to the Company. The first and fourth paragraphs of the supporting statement discuss the enactment and operation of Section 50A under Massachusetts General Laws, ch. 156B, a statute that is not applicable to the Company. The fifth paragraph of the supporting statement urges stockholders to contact the Sponsor with questions concerning Section 50A under Massachusetts General Laws, ch. 156B, a statute that is not applicable to the Company. The sixth paragraph of the supporting statement includes a secondary source discussion of Section 50A under Massachusetts General Laws, ch 156B, a statute that is not applicable to the Company. At best, the recitation of the history of enactment of Section 50A is irrelevant; at worst, it misleads stockholders into believing that the measure is applicable.

The Staff has frequently allowed companies to exclude portions of proposals and supporting statements that contain false and misleading statements, see *Kerr-McGee Corp.* (available March 15, 2004), *Dillard's, Inc.* (available March 10, 2003), *Fluor Corporation* (available March 10, 2003), *Calpine Corp.* (available March 10, 2004), *Sabre Holdings Corporation* (available March 18, 2002), *U.S. Bancorp* (available January 27, 2003). In this case, however, the Proposal itself is false and misleading because it has as its underlying premise a statute that does not apply to the Company. The Submission could not be brought into compliance through simple amendment, or by changing reference to the new statute. The supporting statement's entire structure, including its detailed discussion of legislative history and references to secondary sources, would require wholesale revision. Surely the shareholders ought to have before them a proposal that references the correct corporate statute and legislative history if that is the point of the Submission. The change in the corporate statute, years in the making and approved six months before the effective date, was a matter of public knowledge. It is a comprehensive revision of the Massachusetts law governing business corporations. The

Submission is simply based on a false premise and, as submitted, is misleading to the shareholders.

In Staff Legal Bulletin No. 14, published on July 13, 2001, and reiterated in Staff Legal Bulletin No. 14B published on September 15, 2004, the Staff warned proponents of their burden in advancing a proposal. "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Company believes the Proposal and the supporting statement contain the kind of obvious deficiencies and inaccuracies that would make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded under Rule 14a-8(i)(3).

Based on the foregoing, State Street Corporation respectfully requests the Staff's concurrence with its decision to omit the Submission from the Company's proxy materials.

* * *

Separate from the request for the Staff's concurrence with the Company's decision to omit the Submission from the Company's proxy materials, we point out that on December 22, 2004 the Company announced that the Company's Board of Directors had adopted a vote electing to be exempt from the provisions of Section 8.06(b) of Massachusetts General Laws, ch. 156D, effective as of the date of the 2005 annual meeting of the Company; and that consistent with Section 8.06(c) of Massachusetts General Laws, ch. 156D, the terms of all classes of the directors will expire at the 2005 annual meeting, subject to directors being reelected, if voted, at that meeting for terms expiring at the next annual meeting following election. The vote by the Board of Directors eliminates staggered terms for directors, and provides for the annual election of directors beginning at the 2005 annual meeting, which is the import of the Submission. The Company also announced that the Board has amended the By-laws of the Company to provide for annual elections of directors, and for the filling of vacancies in the board either by shareholder or by director action. For the convenience of the Staff, a copy of the Company's filing on Form 8-K announcing the Board's action is attached herewith as Exhibit B.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at 617 664-6553 or by fax at 617 664-4747.

Sincerely,



Edward D. Farley

cc: Patrick A. Jorstad, Sponsor

Exhibit A

A Shareholder Proposal to Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, and Permit Directors' Removal with or without Cause. Pursuant to the Massachusetts General Laws, Chapter 156B, Section 50A(b)(i), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 50A(a), and to organize the Corporation's Board instead under Section 50.

Supporting Statement

The structural change this proposal advocates is meant to restore a number of powers that State Street shareholders traditionally enjoyed prior to the Massachusetts Legislature's enactment of Section 50A in 1990. That new section stripped State Street shareholders of the right to set the number of directorships, curtailed the shareholders' ability to remove directors, and stripped the shareholders of the right to fill vacancies in directorships.

The ability to set the composition of the Board of Directors is a fundamental mechanism by which shareholders of publicly-traded corporations are able to protect their investment, manifest their will, and ensure that the directors are responsive to that will.

In the proponent's opinion, the current structure lends itself to interlocking board relationships, lack of independence, lack of appropriate oversight over executive management, lack of disclosure to the shareholders, and lucrative self-dealing transactions among the directors. Because most of the current directors were first appointed to the Board by their colleagues between annual meetings – rather than first nominated and submitted to the shareholders at an annual meeting via the proxy process – they are more beholden to each other than to the shareholders, in the proponent's opinion.

Perhaps realizing that Section 50A's enactment constituted such a dramatic departure from traditional shareholder rights under American common law, the Legislature allowed shareholders to return to the previous organizational structure. That is precisely what this proposal seeks to do.

The proponent urges institutional shareholders to consult with legal counsel to gain a complete understanding of just how peculiar Section 50A is, when compared to other states' corporate statutes. The proponent also urges all shareholders – whether institutional or individual – to contact him with any questions about the legislative history of the enactment of Section 50A.

Notably, *Massachusetts Corporation Law and Practice*, Southgate & Glazer – compiled by attorneys at Ropes & Gray, the Corporation's external counsel, states that under Section 50A "...the number of directors may be fixed only by the board, directors may be removed by stockholders only for cause, and any vacancies resulting from an increase in the number of directors or otherwise may be filled only by directors then in office." Southgate & Glazer also notes that "Section 50A has not yet been tested in the courts."

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

For a list of institutions who have supported this proposal, or who have published proxy voting guidelines regarding staggered boards, annual director elections, or removal of directors:

http://www.shareholdersonline.org/pdf/InstitutionalSupport.pdf

For a table showing the surge in support for this proposal, every year, from 2002 to 2004:

http://www.shareholdersonline.org/pdf/VoteTallies02to04.pdf

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 21, 2004

State Street Corporation
....
(Exact name of registrant as specified in its charter)

Massachusetts	0-5108	04-2456637
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

225 Franklin Street, Boston, Massachusetts 02110
....
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (617) 786-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 5.03. Amendments to Article of Incorporation or By-Laws; Change in Fiscal Year.

The Registrant's Board of Directors has voted pursuant to Section 8.06 of MASS. GEN. LAWS ch. 156D, to provide that the Registrant elects to be exempt from the provisions of Section 8.06(b) of MASS. GEN. LAWS ch. 156D, effective as of the date of the 2005 annual meeting of the Registrant. As a result, the terms of all classes of the directors shall expire at the 2005 annual meeting, subject to directors being reelected, if voted, at that meeting for terms expiring at the next annual meeting following election.

In related action, the Board voted to amend Section 1 of Article II of the By-Laws of the Registrant to provide, in part, that except as otherwise provided by law or by the articles of organization, each director shall hold office until the next annual meeting of shareholders and until such director's successor is duly elected and qualified, or until such director sooner dies, resigns, is removed or becomes disqualified or there is a decrease in the number of directors. Prior to this amendment, the section had in part provided that directors are elected by classes to staggered three-year terms.

The Board also amended Section 4 of Article II of the By-Laws of the Registrant to provide that vacancies and newly created directorships, whether resulting from an increase in the size of the Board of Directors, or from the death, resignation, disqualification or removal of a director or otherwise, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, and any director so elected shall hold office for a term to expire at the next shareholders' meeting at which directors are elected, and until such director's successor is duly elected and qualified, or until such director sooner dies, resigns, is removed or becomes disqualified or there is a decrease in the number of directors. Prior to this amendment, the section had provided, consistent with Section 8.06(e) of MASS. GEN. LAWS ch. 156D, that vacancies were filled only by action of the directors and a director so chosen held office for the remainder of the full term of the class of directors in which the vacancy occurred.

Both of the amendments to the By-Laws will take effect at the date of the 2005 annual meeting, which is the effective time of the director action opting out of Section 8.06(b) of MASS. GEN. LAWS ch. 156D.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE STREET CORPORATION

By: /s/ Edward J. Resch

Name: Edward J. Resch
Title: Executive Vice President, and Chief Financial Officer

Date: December 22, 2004



STATE STREET.

Edward D. Farley
Clerk

State Street Financial Center
One Lincoln Street
Boston, MA 02111
Telephone: 617 664 6553
Facsimile: 617 664 4747
edfarley@statestreet.com

February 1, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *State Street Corporation* – Exclusion of Stockholder Proposal

Ladies and Gentlemen:

This is in response to the letter dated January 18, 2005 from Mr. Patrick A. Jorstad (the "Sponsor") submitted in opposition (the "Opposition") to the December 22, 2004 request by State Street Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, that the staff of the Division of Corporation Finance (the "Staff") concur that no enforcement action will be recommended if the Company omits the Sponsor's shareholder proposal (the "Original Proposal") from the Company's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials").

The Opposition substantively amends the Original Proposal and modifies the supporting statement initially submitted to the Company. The substantive (and tardy) modifications should not be permitted and the Original Proposal should be excluded. In addition to the reasons set forth in the Company's request dated December 22, 2004, we point out the following additional reasons that both the Original Proposal and the proposed amendments should not be allowed.

The Opposition's contention that State Street seeks to exclude the Original Proposal "on highly technical grounds" is flatly wrong. By its terms, the Original Proposal proposed action that could not have any effect because it invoked a statute that did not apply to the Company. That is not a "technical" deficiency; it is a fundamental flaw. By definition, the stockholders cannot cause the Company to take action to "exempt" the directors from a statute to which they are not subject, or to "organize" under a law that does not apply to the Company.

In a similar vein, the Opposition appears to suggest that the Company's request is overly "technical" because it did not notify the Sponsor of the action by the

Massachusetts legislature that subjected State Street (and every other corporation organized under Massachusetts law) to a new governing statute. Self-evidently, the Company had no such obligation to inform the Sponsor of facts that by definition are public. Under Rule 14a-8, a sponsor is the master of his own proposal, and is therefore responsible for ensuring its eligibility for submission to shareholders under all of the criteria of the rule. Here, as master of the Original Proposal, if the Sponsor neglected to invoke the proper statute for effective action, the fault is his own. Surely the Company had no obligation to counsel him, alert him to his error, or suggest modifications.

Recognizing the Original Proposal's fundamental legal infirmity, the Opposition now advances an amended proposal and supporting statement (the "Modified Proposal"). The Modified Proposal should not be considered because it makes a substantive change to the Original Proposal, and is untimely under Rule 14a-8(e). *See Texas American Energy Corporation* (available March 26, 1986) (modified proposal making substantive change excludable as untimely new proposal). The Opposition's suggestion that the Modified Proposal makes only "minor changes" is untenable. The Original Proposal advocated action that would be utterly ineffective because it invoked an inapplicable statute; the Modified Proposal now puts forward action that does invoke the Company's governing law. By definition, the modification of a proposal that would *not* have effect into one that *would* is a significant and substantive change.

In analogous circumstances, the Staff has not hesitated to concur with an issuer's decision to exclude shareholder proposals that were modified by the proponent in substantive ways to counter legal defects in the original submission. For example, in *Procter & Gamble Company* (available July 7, 1981), the proponent modified a proposal advocating a dividend equal to "forty-eight (48) percent" of net earnings to one encouraging a dividend amounting to "a larger" percent of net earnings. The amendment was necessary to comply with applicable state law that precluded stockholders from specifically directing management with respect to corporate distributions. The Staff concluded that "this change is so substantive in nature that the amended proposal should in fact be considered to be a new proposal," and concurred with the registrant that the modified version could be excluded on timeliness grounds. *See also The Boeing Company* (available February 19, 1987) (modification of proposal advocating a 2:1 stock split and a $.10 dividend increase to unspecified stock split and dividend increase excludable as substantively new proposal); Procter *& Gamble Company* (available July 1, 1981) (modification of proposal "providing for" cumulative voting in favor of a study "considering" cumulative voting was substantively new proposal excludable as untimely). *Cf. Union Camp Corporation* (available March 16, 1987)(modification of proposal to "redeem" rather than "rescind" rights issued pursuant to so-called "poison pill" Stockholder Rights Agreement; modified proposal excludable on other grounds). These authorities are fully consistent with the Staff's more recent guidance to the effect that shareholders may only make "revisions that are minor in nature and do not alter the substance of the proposal." *Staff Legal Bulletin No. 14* at E (available July 13, 2001).

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter. The Company is simultaneously providing a copy of this letter to Mr. Patrick A. Jorstad. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts.

Based on the foregoing, as well as the reasons set forth in the Company's letter dated December 22, 2004, State Street Corporation respectfully requests the Staff's concurrence with its decision to omit the Submission from the Company's proxy materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at 617 664-6553 or by fax at 617 664-4747.

Sincerely,



Edward D. Farley

cc: Patrick A. Jorstad, Sponsor

Thursday, January 13, 2005

BY US MAIL AND FACSIMILE

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(202) 942-9525 (facsimile)

Re: *State Street Corporation* – Rule 14a-8(k) Rebuttal to Be Filed by January 18, 2005

Ladies and Gentlemen:

On November 13, 2004, I re-submitted a shareholder proposal to State Street Corporation (NYSE: STT) for inclusion in its proxy statement and form of proxy, pursuant to the provisions of Exchange Act Rule 14a-8.[1] By letter dated December 22, 2004, State Street notified the Commission Staff of its intent to exclude this shareholder proposal, pursuant to Rule 14a-8(j). I received my copy of State Street's letter on December 27, 2004.

State Street took thirty-nine days to craft its "no action letter" request. I hereby notify the Commission and the registrant that my rebuttal under Rule 14a-8(k) will be filed with the Commission Staff no later than the close of business on Tuesday, January 18, 2005. This will permit me to assess newly uncovered information, and to incorporate that information into my rebuttal, as appropriate. This will only be twenty-two days from my receipt of State Street's "no action letter" request. Thank you for your assistance with this matter. If you have any questions about the foregoing, please do not hesitate to contact me. In the meanwhile, I remain

Respectfully yours,



Patrick A. Jorstad

[1] Please see State Street's proxy materials for the 2002, 2003, and 2004 Annual Meetings. Please also see the vote tallies in the quarterly filings from May of each of those years, culminating with the 2004 vote tally shown here: http://www.sec.gov/Archives/edgar/data/93751/000119312504083479/d10qa.htm#toc14277_15.

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation (BBO# 631730), by US Mail

Tuesday, January 18, 2005

BY FACSIMILE AND US MAIL

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(202) 942-9525 (facsimile)

Re: *State Street Corporation* – Rule 14a-8(k) Rebuttal

Ladies and Gentlemen:

On December 22, 2004, State Street Corporation submitted a "no action letter request" to the Commission Staff, seeking to exclude the shareholder proposal that I re-submitted to the Company for the fourth consecutive year.

As the Staff can see, my shareholder proposal has enjoyed steadily growing shareholder support since it was first introduced in 2002. In 2002, the proposal garnered 85,747,069 votes. In 2003, that number climbed to 108,121,108. In 2004, the proposal received 140,089,787 votes, compared to 97,622,573 votes against.[1]

Clearly, the numbers speak for themselves. State Street's shareholders care about the subject matter of this proposal.

Now, the Company seeks to exclude this proposal on highly technical grounds. In my view, it would not serve the purposes of the proxy regulations to permit this shareholder proposal to be excluded on such grounds, particularly given the Company's apparent failure to notify its shareholders of the change in the organizing statute (from Chapter 156B of the Massachusetts General Laws to the newly-enacted Chapter 156D).[2] Attached herewith as Exhibit A is a revised

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[1] Source: Form 10-Q from May 2002, May 2003, and May 2004, respectively.

[2] Although claiming that this new statute was "years in the making" and "a matter of public knowledge", the Company offers no single EDGAR filing demonstrating that State Street's Directors or management informed the shareholders of this important governance change; nor does the Company offer a single news story demonstrating its claim. As an investor owning more than 300 shares, I consider this to be a material omission. Moreover, on November 24, 2004, I made a visit to State Street's headquarters to inspect certain records, including the Articles of Organization and By-laws, as amended to date. State Street has ignored my written requests to explain why I was not provided with state filings evidencing the change in the Corporation's governing statute. See Footnote 6 below.

proposal and supporting statement, which overcomes the Company's objections (with four changed, highlighted words in the proposal, and minor changes in the supporting statement).

In its own By-laws, State Street acknowledges that "successor" rules or statutes may still apply in the place of prior enactments. For example, at Article I, Section 7(c)(iii) of the latest set of By-laws I have received from the Company[3], the following language may be found:

> Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply will all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 7. Nothing in this Section 7 shall be deemed to limit this corporation's obligation to include stockholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act or any successor Rule.

The same "successor rule" principle applies to the shareholder proposal in question. Both the old statute (Section 50A of Chapter 156B, Massachusetts General Laws) and the new statute (Section 8.06 of Chapter 156D) permit the shareholders of State Street to dictate the structure of the Board of Directors. The outcome of shareholder action under the new provision is indistinguishable from the outcome of shareholder action under the old provision (and it is indeed telling that State Street made no attempt whatsoever to argue to the contrary).

Moreover, it is immaterial to this discussion that the Board of Directors has played timing games with the announcement dated December 22, 2004 (the same date as the "no action letter request"). The shareholders of this Company are entitled to the additional safeguards – extant under both the old statute and the new statute – that come with *shareholder* (as opposed to *director*) enactment of the action in question.[4]

The courts of Massachusetts will interpret provisions of the new statute in accordance with precedents arising under analogous provisions of the old statute. See Chapter 156D, Section 1.50 ("Interpretation of Act"). When Chapter 156B was first enacted, prior precedents arising under analogous provisions of old Chapter 155 were applied. Similarly, the Massachusetts Supreme Judicial Court will now – to the greatest extent possible – construe provisions of the new statute "harmoniously" with analogous provisions of the old statute. This is a very fundamental and basic legal concept.

In light of this fact, treatises such as Southgate & Glazer – though written to interpret the provisions of the old statute, Chapter 156B – will still be considered by Massachusetts courts to be instructive with regard to analogous provisions under the new statute, Chapter 156D. Accordingly, reference to this legal authority – penned by more than forty Ropes & Gray

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[3] State Street has ignored my written request to be provided with any changes to the By-laws or Articles of Organization that occur through the date of the 2005 Annual Meeting. I made said written request by letter dated November 15, 2004.

[4] See Section 50A(b)(ii) of the old statute, and analogous language at Section 8.06(c)(2) of the new statute, both of which provide that *shareholder enactment* of the action in question may be undone by the *shareholders*, and that *director enactment* of the action in question may be undone by the *directors*. For the convenience of the Staff, both sections are provided herewith in full as Exhibit B. The importance of *shareholder* enactment of the action in question becomes all the more important in light of the language found at Section 8.06(g), the last sentence of which reads: "No vote adopted by a board of directors electing not to be subject to subsection (b) shall render invalid, or prevent adoption of, any amendment to the corporation's articles of organization as contemplated by section 8.05."

attorneys (the Corporation's own external legal counsel and the law firm from which one Director, Truman Snell Casner, hails) – can hardly be termed false or misleading, and it is entirely appropriate for this authority to be referenced in the revised proposal and supporting statement provided herewith as Exhibit A.

In *State Street Corporation* (SEC No-Act. LEXIS 312, available March 2, 2000), the Staff largely disagreed with the very same registrant's "no-action letter request" arguments. The Company's ensuing actions were both petulant and telling:

First, a Ropes & Gray partner, Mr. Robert F. Hayes, sent me an ultimatum by rush courier[5], and – in contravention of the guidance of Legal Bulletin No. 14 – gave me a deadline of only three days to make the corrections in question. When I spent the time to rush to comply with his ultimatum over that weekend, the Company waived the defects and included the original.

Second, the former Chairman and CEO of State Street, Mr. Marshall N. Carter, prevented me from speaking in favor of my proposal under Rule 14a-8(h) at the 2000 Annual Meeting. His actions were videotaped, and State Street – to this day – refuses to turn over a copy of the tape. One month after his videotaped antics, Mr. Carter resigned. Two months after the former Chairman's videotaped antics, another Ropes & Gray partner, Mr. William L. Patton, Esquire, was sitting in a conference room with me in Washington, DC, to discuss settling my claims for the videotaped conduct. Mr. Carter now sits on the Board of the New York Stock Exchange.

I would be happy to provide additional information to the Staff bearing upon the conduct of State Street's Directors, executive officers, and corporate attorneys – particularly the conduct of Mr. Robert F. Hayes.[6]

Conclusion

In closing, I respectfully request that the Staff review the former no-action letter request cited above (*State Street Corporation*, SEC No-Act. LEXIS 312, available March 2, 2000). I also respectfully offer to meet with the Staff to provide any additional information that may be helpful in reaching its decision with regard to the present matter. In the meanwhile, I remain

Respectfully yours,



Patrick A. Jorstad

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation (BBO# 631730), by US Mail

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[5] http://www.shareholdersonline.org/pdf/030200courier.pdf

[6] During my inspection visit on November 24, 2004 (referenced in Footnote 2 above), it was Mr. Hayes who failed to exhibit the latest state filings evidencing that State Street became subject to Chapter 156D. The last amendment to the Corporation's Restated Articles of Organization exhibited to me at that time was dated April 30, 2001. Yet, as the records of the Massachusetts Commonwealth Secretary's Office reveal, the Company filed, on July 29, 2004, a Statement of Change of Supplemental Information Contained in Article VIII of Articles of Organization: please see http://corp.sec.state.ma.us/corp/corpsearch/corpsearchinput.asp, and search on "State Street Corporation" in the "Search by Entity Name" field. Mr. Farley, the signatory of the Company's present "no-action letter request", filed the Statement of Change with the Commonwealth Secretary in his capacity as Clerk of State Street Corporation.

A Shareholder Proposal to Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, and Permit Directors' Removal with or without Cause. Pursuant to the Massachusetts General Laws, Chapter 156D, Section 8.06(c)(1), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 8.06(b), and to organize the Corporation's Board instead under Section 8.05.

Supporting Statement

This proposal is meant to restore certain powers that State Street shareholders traditionally enjoyed prior to the Massachusetts Legislature's enactment of Chapter 156B, Section 50A in 1990. That statute stripped State Street shareholders of the right to set the number of directorships, curtailed the shareholders' ability to remove directors, and stripped the shareholders of the right to fill vacancies in directorships. Chapter 156D, Section 8.06, adopted in 2003, succeeds Section 50A.

The ability to set the Board's composition is a fundamental mechanism by which shareholders of publicly-traded corporations are able to protect their investment, manifest their will, and ensure that the directors are responsive to that will.

In the proponent's opinion, the current structure lends itself to interlocking board relationships, lack of independence, lack of appropriate oversight over executive management, lack of disclosure to the shareholders, and lucrative self-dealing transactions among the directors. Because most of the current directors were first appointed to the Board by their colleagues between annual meetings – rather than first nominated and submitted to the shareholders at an annual meeting via the proxy process – they are more beholden to each other than to the shareholders, in the proponent's opinion.

Perhaps realizing that Section 8.06's enactment constituted such a dramatic departure from traditional shareholder rights under American common law, the Legislature allowed shareholders to return to the previous organizational structure. That is precisely what this proposal seeks to do.

The proponent urges institutional shareholders to consult with legal counsel to gain a complete understanding of just how peculiar Section 8.06 is, when compared to other states' corporate statutes. The proponent also urges all shareholders – whether institutional or individual – to contact him with any questions about the legislative history of the enactment of Section 8.06.

Notably, *Massachusetts Corporation Law and Practice*, Southgate & Glazer – compiled by attorneys at Ropes & Gray, the Corporation's external counsel, states that under Section 50A (the predecessor of Section 8.06) "...the number of directors may be fixed only by the board, directors may be removed by stockholders only for cause, and any vacancies resulting from an increase in the number of directors or otherwise may be filled only by directors then in office." Southgate & Glazer also notes that "Section 50A has not yet been tested in the courts."

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

For a list of institutions who have supported this proposal, or who have published proxy voting guidelines regarding staggered boards, annual director elections, or removal of directors:

http://www.shareholdersonline.org/pdf/InstitutionalSupport.pdf

For a table showing the surge in support for this proposal, every year, from 2002 to 2004:

http://www.shareholdersonline.org/pdf/VoteTallies02to04.pdf

Chapter 156B, Section 50A (Old Statute)

Chapter 156B: Section 50A Directors; Staggered Terms; Election for Exemption; Vacancies

(a) Except as provided in paragraph (b) of this section and notwithstanding anything to the contrary in this chapter or in the articles of organization or by-laws of any registered corporation, the directors of a registered corporation shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible; the term of office of those of the first class ("Class I Directors") to continue until the first annual meeting following the date such registered corporation becomes subject to this paragraph (a) and until their successors are duly elected and qualified; the term of office of those of the second class ("Class II Directors") to continue until the second annual meeting following the date such registered corporation becomes subject to this paragraph (a) and until their successors are duly elected and qualified; and the term of office of those of the third class ("Class III Directors") to continue until the third annual meeting following the date such registered corporation becomes subject to this paragraph (a) and until their successors are duly elected and qualified. At each annual meeting of a registered corporation subject to this section, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term continuing until the annual meeting held in the third year following the year of their election and until their successors are duly elected and qualified. On or prior to the date on which a registered corporation first convenes an annual meeting following the time at which such registered corporation becomes subject to paragraph (a), the board of directors of such registered corporation shall adopt a vote designating, from among its members, directors to serve as Class I Directors, Class II Directors and Class III Directors. Notwithstanding this paragraph (a), the articles of organization may confer upon holders of any class or series of preference or preferred stock the right to elect one or more directors who shall serve for such term, and have such voting powers, as shall be stated in the articles of organization; provided, however, that no such provision of the articles of organization which confers upon such holders any such right and which is filed with the state secretary after the effective date of this paragraph (a) shall become effective unless prior to its adoption it was approved by a vote of a majority in number of the directors of such registered corporation.

(b)(i) The provisions of this section shall apply to every registered corporation (whether or not notice of an annual meeting of such registered corporation has been given on or prior to the effective date of this section), unless the board of directors of such registered corporation, or the stockholders of such registered corporation by a vote of two-thirds of each class of stock outstanding at a meeting duly called for the purpose of such vote which meeting occurs after January 1, 1992, shall adopt a vote providing that such corporation elects to be exempt from the provisions of paragraph (a) of this section. Upon adoption of any such vote, the provisions of paragraph (a) of this section shall, unless otherwise provided in such vote, become immediately ineffective with respect to such registered corporation and the provisions of section 50 of this chapter shall become immediately effective with respect to such registered corporation as soon as the provisions of paragraph (a) of this section are no longer effective.

(b)(ii) In the event that any registered corporation shall so elect by vote of the board of directors to be exempt pursuant to clause (i) of this paragraph (b) such registered corporation may at any time thereafter adopt a vote of its board of directors electing to be subject to the provisions of paragraph (a) of this section. In the event that any registered corporation shall so elect by vote of 2/3 of the shareholders adopted after January 1, 1992 to be exempt pursuant to clause (i) of this paragraph (b) such registered corporation may at any time thereafter adopt a vote of 2/3 of the shareholders electing to be subject to the provisions of paragraph (a) of this section. Upon adoption of any such vote, the provisions of this section shall, unless otherwise provided in such vote, immediately become effective.

(c) Notwithstanding anything to the contrary in this chapter or in the articles of organization or by-laws of any registered corporation, in the case of directors of a registered corporation who are classified with respect to the time for which they severally hold office pursuant to paragraph (a) of this section, stockholders may effect, by the affirmative vote of a majority of the shares outstanding and entitled to vote in the election of directors, the removal of any director or directors or the entire board of directors only for cause.

(d) Notwithstanding anything to the contrary in this chapter or in the articles of organization or by-laws of any registered corporation, in the case of directors of a registered corporation who are classified with respect to the time for which they severally hold office pursuant to paragraph (a) of this section, (i) vacancies and newly created directorships, whether resulting from an increase in the size of the board of directors, from the death, resignation, disqualification or removal of a director or otherwise, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, (ii) any director elected in accordance with clause (i) of this paragraph (d) shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until such director's successor shall have been elected and qualified, (iii) no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director, and (iv) the number of directors of a registered corporation subject to paragraph (a) of this section shall be fixed only by vote of its board of directors.

(e) As used in this section, the following words shall have the following meanings:--

(1) "Annual meeting", any annual meeting of stockholders and any special meeting of stockholders in lieu of an annual meeting provided for by law, the articles of organization, by-laws or otherwise.

(2) "Cause", with respect to the removal of any director of a registered corporation, only (i) conviction of a felony, (ii) declaration of unsound mind by order of court, (iii) gross dereliction of duty, (iv) commission of an action involving moral turpitude, or (v) commission of an action which constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit and a material injury to the registered corporation.

(3) "Registered corporation", any corporation to which the provisions of paragraph (a) of section three of this chapter apply, and which has a class of voting stock registered under the Securities

Exchange Act of 1934, as amended; provided, that if a corporation is subject to paragraph (a) of this section at the time it ceases to have any class of voting stock so registered, such corporation shall nonetheless be deemed to be a registered corporation for a period of twelve months following the date it ceased to have such stock registered.

(f) Nothing in this section shall be deemed to amend, modify or otherwise effect the validity of any provision of the articles of organization or by-laws of any corporation during any period that it elects not to be subject to paragraph (a) of this section, whether or not currently in effect, providing for the division of directors into classes as contemplated by section fifty of this chapter. No provision of the articles of organization or by-laws of any registered corporation that is subject to paragraph (a) of this section, whether or not currently in effect, shall render inapplicable any provision of this section or require the board of directors of such corporation to adopt any vote pursuant to paragraph (b) of this section. No vote adopted by a board of directors electing not to be subject to paragraph (a) of this section shall render invalid, or prevent adoption of, any amendment to such corporation's articles of organization as contemplated by section fifty of this chapter.

Chapter 156D, Section 8.06 (New Statute)

Chapter 156D: Section 8.06 Staggered Terms for Directors

(a) The articles of organization may provide for staggering the terms of directors by dividing the total number of directors into 2 or 3 groups, with each group containing 1/2 or 1/3 of the total, as near as may be. In that event, the terms of directors in the first group expire at the first annual shareholders' meeting after their election, the terms of the second group expire at the second annual shareholders' meeting after their election, and the terms of the third group, if any, expire at the third annual shareholders' meeting after their election. At each annual shareholders' meeting held thereafter, directors shall be chosen for a term of 2 years or 3 years, as the case may be, to succeed those whose terms expire.

(b) Except as provided in subsection (c) and notwithstanding anything to the contrary in this chapter or in the articles of organization or bylaws of any public corporation, the terms of the directors of a public corporation shall be staggered by dividing the number of directors into 3 groups, as nearly equal in number as possible; the term of office of those of the first group, "Class I Directors", to continue until the first annual meeting following the date such public corporation becomes subject to this subsection and until their successors are elected and qualified; the term of office of those of the second group, "Class II Directors", to continue until the second annual meeting following the date the public corporation becomes subject to this subsection and until their successors are elected and qualified; and the term of office of those of the third group, "Class III Directors", to continue until the third annual meeting following the date such public corporation becomes subject to this subsection and until their successors are elected and qualified. At each annual meeting of a public corporation subject to this subsection, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term continuing until the annual meeting held in the third year following the year of their election and until their successors are elected and qualified. On or before the date on which a public corporation first convenes an annual meeting following the time at which the public corporation becomes subject to this subsection, the board of directors of the public corporation shall adopt a vote designating, from among its members, directors to serve as Class I Directors, Class II Directors and Class III Directors. Notwithstanding this subsection, the articles of organization may confer upon holders of any class or series of preference or preferred stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers, as shall be stated in the articles of organization; provided, however, that no such provision of the articles of organization which confers upon such holders any such right and which is filed with the state secretary after the effective date of this chapter shall become effective unless before its adoption it was approved by a vote of a majority in number of the directors of the public corporation.

(c)(1) Subsection (b) shall apply to every public corporation, whether or not notice of an annual meeting of the public corporation has been given on or prior to the effective date of this chapter, unless the board of directors of the public corporation, or the shareholders of the corporation by a vote of two-thirds of each class of stock outstanding at a meeting duly called for the purpose of the vote, shall adopt a vote providing that the corporation elects to be exempt from the provisions of subsection (b). Upon adoption of the vote, subsection (b) shall, unless otherwise provided in the vote, shall become immediately ineffective with respect to such public corporation and the provisions of section 8.05 shall become immediately effective with respect to the corporation as soon as subsection (b) of this section is no longer effective.

(2) In the event that any public corporation shall so elect by vote of the board of directors to be exempt pursuant to clause (1) the public corporation may at any time thereafter adopt a vote of its board of directors electing to be subject to subsection (b). In the event that any public corporation shall so elect by vote of two-thirds of the shareholders to be exempt pursuant to clause (1) of this subsection the public corporation may at any time thereafter by vote of two-thirds of the shareholders elect to be subject to the provisions of subsection (b). Upon adoption of the vote, subsection (b), unless otherwise provided in the vote, shall immediately become effective.

(3) If a corporation is subject to subsection (b) at the time it ceases to be a public corporation, the corporation shall nonetheless be considered to be a public corporation for purposes of this section for a period of 12 months following the date it ceased to be a public corporation.

(d) Notwithstanding anything to the contrary in this chapter or in the articles of organization or bylaws of any public corporation, in the case of directors of a public corporation whose terms are staggered pursuant to subsection (b), shareholders may effect, by the affirmative vote of a majority of the shares outstanding and entitled to vote in the election of directors, the removal of any director or directors or the entire board of directors only for cause.

(e) Notwithstanding anything to the contrary in this chapter or in the articles of organization or bylaws of any public corporation, in the case of directors of a public corporation whose terms are staggered pursuant to subsection (b):

(1) vacancies and newly created directorships, whether resulting from an increase in the size of the board of directors, from the death, resignation, disqualification or removal of a director or otherwise, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors;

(2) any director elected in accordance with clause (1) shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until the director's successor shall have been elected and qualified;

(3) no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director; and

(4) the number of directors of a public corporation subject to subsection (b) shall be fixed only by vote of its board of directors.

(f) As used in subsections (b) to (g), inclusive, the following words shall have the following meanings:

(1) "Annual meeting", any annual meeting of shareholders and any special meeting of shareholders in lieu of an annual meeting provided for by law, the articles of organization, bylaws or otherwise.

(2) "Cause", with respect to the removal of any director of a public corporation, only (i) conviction of a felony, (ii) declaration of unsound mind by order of court, (iii) gross dereliction of duty, (iv) commission of an action involving moral turpitude, or (v) commission of an action which constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit and a material injury to the public corporation.

(g) Nothing elsewhere in this section shall be considered to amend, modify or otherwise effect the validity of any of the articles of organization or bylaws of any corporation during any period that it elects not to be subject to subsection (b), whether or not currently in effect, providing for staggering the terms of directors as contemplated by subsection (a). No provision of the articles of organization or bylaws of any public corporation that is subject to subsection (b), whether or not currently in effect, shall render inapplicable any provision of subsections (b) to (g), inclusive, or require the board of directors of the corporation to adopt any vote pursuant to subsection (c). No vote adopted by a board of directors electing not to be subject to subsection (b) shall render invalid, or prevent adoption of, any amendment to the corporation's articles of organization as contemplated by section 8.05.

Monday, February 7, 2005

BY US MAIL AND FACSIMILE

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(202) 942-9525 (facsimile)

Re: *State Street Corporation* – Supplemental Rebuttal

Ladies and Gentlemen:

By letter dated February 1, 2005, State Street Corporation submitted a supplemental filing in response to the Opposition I filed by letter dated January 18, 2005.

No later than Monday, February 14, 2005, I will submit a supplemental filing to the Staff, rebutting State Street's supplemental filing. In the meanwhile, I invite the Staff to review the following items:

1. The notice of defect letter that I received from State Street's counsel, dated Friday, November 19, 2004.[1] As you can clearly see, this notice of defect letter was intentionally vague, and did not comport with the guidance contained in Staff Legal Bulletins No. 14 or 14B, both of which instruct registrants to "provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s)".
2. The response I immediately sent to State Street on Monday, November 22, 2004.[2] As you can clearly see, I promptly sought additional guidance about why the statute I had invoked was no longer applicable to State Street, as it had been for the prior three years that shareholders had voted on the proposal in question. *State Street still has not responded to this letter.*
3. The letter I sent State Street on Monday, November 29, 2004 (immediately after the Thanksgiving holiday weekend), describing the inspection activities I carried out on Wednesday, November 24, 2004.[3] As you can clearly see from this letter, State Street did

[1] http://www.shareholdersonline.org/pdf/111904fromdonovan.pdf
[2] http://www.shareholdersonline.org/pdf/112204cutrellandfarley.pdf
[3] http://www.shareholdersonline.org/pdf/112904cutrellandfarley.pdf

> not include the latest amendments to its Restated Articles of Organization, which would have revealed that the Corporation had recently been re-organized under Chapter 156D of the Massachusetts General Laws, instead of Chapter 156B. Their failure to exhibit the latest organic documents to me violated the terms of Chapter 156D, Section 16.01 ("Corporate Records") and Section 16.02 ("Inspection of Records by Shareholders"), which require that the Corporation maintain "its articles or restated articles of organization and all amendments to them currently in effect" and "its bylaws or restated bylaws and all amendments to them currently in effect" for inspection and copying by its shareholders.[4]

Let us call a pig a pig. State Street's Directors and officers have breached their fiduciary duties of loyalty and care under Massachusetts statutory and common law by failing to respond to my letter dated November 22, 2004, and by failing to exhibit to me true, complete, accurate, and up-to-date organic documents during my lawful inspection activities on November 24, 2004. Yet, they expect the Staff of the Commission to reward their faithless behavior by giving sanction to this course of conduct – which will, no doubt, be mimicked by other registrants if given Staff sanction in a "no action letter" – rather than calling it for what it really is: deceptive, manipulative, false, misleading, and characterized by bad faith.

Tellingly, State Street's supplemental filing addresses none of the substantive points of my Opposition. Tellingly, State Street's supplemental filing – while characterizing my amended proposal and opposition statement as "tardy" – fails to inform the Staff of my prompt actions to attempt to seek clarification from the registrant, upon receiving counsel's intentionally vague defect notice letter.

I appreciate the Staff's attention to the foregoing matters. I will submit a concise supplemental filing no later than Monday, February 14, 2005, giving a complete timeline of events, so that the Staff may accurately assess whether or not the registrant and its representatives have acted in bad faith. Thank you for your assistance with this matter. If you have any questions about the foregoing, please do not hesitate to contact me. In the meanwhile, I remain

Respectfully yours,



Patrick A. Jorstad

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation (BBO# 631730), by US Mail

[4] The full text of these statutory sections are found at: http://www.mass.gov/legis/laws/mgl/156d-16.01.htm and http://www.mass.gov/legis/laws/mgl/156d-16.02.htm, respectively.

Tuesday, February 15, 2005

BY US MAIL AND FACSIMILE

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(202) 942-9525 (facsimile)

Re: *State Street Corporation* – "No-Action Letter" Supplemental Rebuttal

Ladies and Gentlemen:

By letter dated February 7, 2005, I notified the Staff, as well as the registrant, of my intent to file "a supplemental filing to the Staff, rebutting State Street's supplemental filing." I stated that my supplemental filing would be submitted "[n]o later than Monday, February 14, 2005".

Yesterday, at 4:48 p.m. EST, just as I was preparing to send my supplemental rebuttal, I received an e-mail from Mr. Edward D. Farley, Esquire, Clerk of State Street Corporation. Enclosed with his e-mail were the following two items, included herewith as Exhibits A and B.

1. **Exhibit A.** A cover letter, in which Mr. Farley advises me that the registrant's enclosed opposition statement, provided to me pursuant to Rule 14a-8(m)(3), "is confidential, and may include material nonpublic information." Mr. Farley instructs me that I am "obligated to maintain the information in confidence unless it is included in the Company's proxy statement or is otherwise made public by the Company."[1]
2. **Exhibit B.** The Board's draft opposition statement itself, provided to me pursuant to the terms and timeframe of Rule 14a-8(m).

As you might imagine, the receipt of this late breaking new information has implications for my rebuttal. Accordingly, I wish to revise my planned rebuttal by Monday, February 21, 2005.

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[1] My request that Mr. Farley cite the authority involved has gone unanswered. The Staff is welcome to review the information set forth at: http://www.shareholdersonline.org/correspondence.htm, 02/14/05 and 02/15/05. As you can see, I made Mr. Farley aware of Staff Legal Bulletin No. 14B and Commission Rule 82.

Meanwhile, in accordance with Rule 14a-8(m)(2), I assert that the Rule 14a-8(j) filings by the registrant, and/or Exhibits A and B (enclosed herewith) violate the anti-fraud rule found at Rule 14a-9. Clearly, in light of the statement shown here as Exhibit B, the Rule 14a-8(j) filings that State Street has filed are false and misleading.

Moreover, in light of Commission Rule 82, referenced in Staff Legal Bulletin No. 14B (cited as applicable authority by the registrant itself in its aforementioned Rule 14a-8(j) filings), it is clearly false and misleading to instruct me that I must not reveal to other shareholders the internal – and fatal – inconsistencies of logic between the registrant's Rule 14a-8(j) arguments and the registrant's subsequent Rule 14a-8(m) arguments. If I am under some "obligation", then the registrant must articulate it and cite to it.

But let us call a pig a pig. State Street's Rule 14a-8(j) position is indefensible, and the Board's Rule 14a-8(m) statement reveals just how utterly bankrupt their position really is. Just as State Street has hidden the truth about what happened at the 2000 Annual Meeting by refusing to turn over the videotape of those proceedings, it is seeking to hide the truth here as well.

Taken in light of the registrant's other efforts to mislead the Commission's Staff, as set forth in my letter dated February 7, 2005, I hope the Staff will not fail to see the registrant's skullduggery and duplicity for what it really is.

Clearly, as set forth in my Rule 14a-8(k) letter dated January 18, 2005, it *matters* whether the subject matter of my proposal is enacted *by the shareholders* (as opposed to being enacted *by the directors*). The Board's draft Rule 14a-8(m) statement concedes the point in black and white.

In reliance upon Commission Rule 82 and Staff Legal Bulletin No. 14B, I deem myself to be entirely at liberty to share the contents of the registrant's Rule 14a-8(m) statement with other shareholders. Indeed, I view it as a breach of the fiduciary duties of loyalty and care for the Directors to conceal their true reasons for opposing my shareholder proposal from the body of shareholders.

Conclusion

In light of the foregoing, and in reliance upon Staff Legal Bulletins No. 14 and 14B, I invite the Commission Staff to put an end to State Street's trickery. I also respectfully request that the Staff simultaneously notify me once the no-action letter is ready. In 2000, State Street did not inform me of the no-action letter it received in a timely fashion, and both the registrant and its external legal counsel, Ropes & Gray, played further tricks with the Rule 14a-8 process.[2] I remain, of course

Respectfully yours,



Patrick A. Jorstad

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation (BBO# 631730), by US Mail

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[2] Please see: http://www.shareholdersonline.org/correspondence2000.htm 03/02/00 to 06/15/00, paying particular attention to Mr. Hayes' and Mr. Patton's roles, and also paying particular attention to the reasons given for refusing to turn over the videotape of the 2000 Annual Meeting.


STATE STREET

Edward D. Farley
Clerk

State Street Financial Center
One Lincoln Street
Boston, MA 02111

Telephone: 617-664-6553
Facsimile: 617-664-4747
edfarley@statestreet.com

February 14, 2005

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, Virginia 22304

Dear Mr. Jorstad:

I enclose a copy of the Company's statement opposing your 14a-8 proposal in the form which would be included in the Company's proxy statement for the Company's 2005 Annual Meeting of Stockholders, in the event that the Company does not omit your 14a-8 proposal submission from the Company's proxy statement and form of proxy.

The enclosed information is being sent to you pursuant to the Company's obligations under Rule 14a-8(m)(3) under the Securities Exchange Act of 1934. The information supplied herewith is confidential, and may include material nonpublic information. Therefore, you are obligated to maintain the information in confidence unless it is included in the Company's proxy statement or is otherwise made public by the Company.

Sincerely,

Edward D. Farley

Edward D. Farley

RECOMMENDATION OF THE BOARD OF DIRECTORS

On December 21, 2004, the Board voted to opt out of the mandatory classification provisions of Massachusetts law, thereby declassifying the Board and providing for the annual election of directors, beginning with this year's annual meeting.

As a result, the stockholder's proposal to exempt the directors from the provisions of the Massachusetts law mandating classified boards has already been accomplished by the Board's action.

For the past 15 years, the State Street Board has been classified and directors have been elected to staggered three-year terms pursuant to Massachusetts corporate law. The Massachusetts law makes such classification mandatory for public Massachusetts companies, unless either the directors or the stockholders act to exempt the company from the mandatory provisions. The Board of State Street has in the past believed that, on balance, the classified structure and related provisions of the Massachusetts law have promoted continuity and stability, for the long-term benefit of the Company and its stockholders.

As it has in past years, in late 2004 the Board made an evaluation of developing trends in corporate governance practices, shareholder sentiment, and arguments for and against continuation of the classified Board (including its relevance to defensive measures available to the Company against changes in control or other fundamental transactions). Balancing these considerations, the Board took the action described above, with the result that the Board is no longer classified. In a related action, the Board also amended the By-Laws to provide that all directors hold office until the succeeding annual meeting, and that vacancies and newly created directorships may be filled by the stockholders or by director action (see further information on the By-Law changes on page __).

Under the Massachusetts statute, if action to exempt a public company from the mandatory classified board structure and related provisions is taken by a board of directors, rather than by vote of the stockholders, the board may subsequently elect to re-establish the classified structure and related provisions. On the other hand, if the stockholders vote to exempt the company from the statutory provisions, then only the stockholders can elect subsequently that the company again be covered by the mandatory provisions. The Board believes that preserving the flexibility in the Board to opt back into the provisions of the Massachusetts law is an important protection for the Company and its stockholders. Unforeseen future circumstances may not provide sufficient time to call and hold a special meeting of stockholders to have the stockholders address opting back into the protection of the statutory provisions, even if the Board in the exercise of its fiduciary duty determines that such action would be in the best interest of the stockholders. Those circumstances could include a hostile acquisition proposal or other fundamental transaction that the Board does not believe to be in the best interests of the Company or its stockholders. In making any determination to opt back into the mandatory provisions, the Board, as is the case in all defensive actions it might undertake, including under by-law provisions relating to stockholder meetings, the issuance of available capital stock, under its Shareholders' Rights Plan, and under other protective provisions of state law, would need to act consistently with its fiduciary duties. The Board would take any such action prudently and in full consideration of its fiduciary duties. However, the Board believes that preserving its ability to reestablish the classified board and related provisions in response to a specific threat is a reasonable deterrent against potential unfair tactics by an unsolicited bidder trying to circumvent negotiations with the Board. The Board also believes that its ability to reestablish the classified board and related provisions could act as a strong encouragement to any unsolicited bidder to make its proposal sufficiently compelling to properly reflect the long-term value of State Street's unique franchise and thus likely to garner the Board's support.

The Board has no present plan or intention to opt back into the provisions of the Massachusetts law mandating classified terms. The Board is also not aware of any effort by a third party to obtain control of the Company or to propose a fundamental transaction with the Company.

Since the de-classification proposed in the stockholder's proposal has been accomplished, and in a manner that better balances the twin goals of stockholder accountability and reasonable protection against abusive takeover attempts, the Board recommends voting against the stockholder's proposal.

The Board of Directors unanimously recommends that you vote

AGAINST

this stockholder proposal (Item _ on your proxy card)

Tuesday, March 1, 2005

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

RECEIVED
2005 MAR -1 PM 12: 20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mr. Mark Vilardo, Esq.
Office of the Chief Counsel – Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – Registrant's Failure to Fully Implement Shareholder Proposal

Dear Mr. Vilardo:

One final point has occurred to me, since my letter dated February 24, 2005. As you can clearly see from the title of my shareholder proposal, State Street stockholders have voted on a proposal to "Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, *and Permit Directors' Removal with or without Cause.*" In 2004, this proposal garnered more votes "for" it than "against" it. Many institutional shareholders have established "proxy voting guidelines" that favor permitting shareholders to remove directors with or without cause.

In its press release dated December 22, 2004, the registrant addresses the staggered board structure, annual elections for directors, *but not the issue of removal of directors.*[1] Curiously, the registrant did not include this press release as an exhibit to its Form 8-K of that same day.[2] The press release proclaims that:

> The Board's action in providing for the annual election of directors becomes part of State Street's already strong corporate governance policies and practices. The vote followed a thorough evaluation by the Board of Directors of developing trends in corporate governance practices, shareholder sentiment, and arguments for and against continuation of the classified board.

The Board neatly ignored the expressed shareholder sentiment on changing the Corporation's organic documents to permit removal of directors *with or without cause*. Notably, the registrant did not include the amended By-laws as an exhibit to its Form 8-K on December 22, 2004. Rather, the registrant waited until the close of business on Friday, February 18, 2005 to file the

[1] http://biz.yahoo.com/bw/041222/225211_1.html
[2] http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/0001104659-04-040810-index.htm

amended By-laws as an exhibit to its Form 10-K filing[3], and then sent me a "correct version," apologizing for sending me an "inadvertently incorrect" copy on February 4, 2005.[4]

Meanwhile, the registrant has been attempting to obtain no-action relief from the SEC Staff, in part by making the suggestion that the Board – by its actions dated December 22, 2004 – had mooted out the need for my shareholder proposal to be reconsidered for a fourth consecutive year. In the initial Rule 14a-8(j) filing dated (coincidentally enough) December 22, 2004, the registrant's Clerk, Mr. Edward D. Farley, writes: "As set forth below, on December 22, 2004, the Company announced that the Board of Directors has acted to eliminate staggered terms for directors and to provide for the annual election of directors beginning at the 2005 Annual Meeting."[5] Mr. Farley, "an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts," has an obligation and a duty of candor toward the tribunal to affirmatively disclose that the Board's action did not, in fact, address "shareholder sentiment" on the matter of removal of directors with or without cause. On the last page of his original Rule 14a-8(j) filing, Mr. Farley further misleads the Staff when he writes: "The vote by the Board of Directors eliminates staggered terms for directors, and provides for the annual election of directors beginning at the 2005 annual meeting, *which is the import of the Submission.*" [emphasis mine]

The "correct version" of the amended By-laws, filed as an exhibit to the Form 10-K on Friday, February 18, 2005, leaves intact the provision that directors may only be removed for cause.[6]

Indeed, in spite of his continuing fiduciary duties as an officer of the Corporation, and in spite of his continuing obligations and duties as an officer of the court under the Massachusetts Rules of Professional Conduct for attorneys, I can find no instance in Mr. Farley's filings on behalf of the registrant in this matter where he discusses the matter of directors' removal with or without cause, which clearly was part of "the import of the Submission" (and has been since the shareholder proposal in question was first considered at the 2002 Annual Meeting).

The Board's draft opposition statement, provided to me in accordance with Rule 14a-8(m), also neatly sidesteps the issue of removing directors *with or without cause.*[7] I reiterate my claim that the Board's opposition statement is false and misleading, as those terms are defined in the Exchange Act and at Rule 14a-9, in that it unfairly characterizes to stockholders what the proposal seeks to do by failing to address the issue of removing directors *with or without cause.*

Thank you, once again. I remain

Respectfully yours,



Patrick A. Jorstad

[3] http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm
[4] http://www.shareholdersonline.org/pdf/021805fromfarley.pdf
[5] http://www.shareholdersonline.org/pdf/122204sttrule14a8jfiling.pdf
[6] http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm, at Article II, Section 3.
[7] http://www.shareholdersonline.org/pdf/021505secrebuttalnotice.pdf

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation (BBO# 631730), by US Mail

Thursday, February 24, 2005

BY HAND DELIVERY

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837 (home telephone)
editor@shareholdersonline.org

Mr. Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – "No-Action Letter" Rebuttal

Dear Mr. Vilardo:

First, thanks to your colleagues and to you for the time you have spent reviewing the materials related to this matter. Also, thank you for understanding about the additional delay caused by my car accident this past weekend. I regret the delay, but appreciate the additional time. The most sincere way I know to demonstrate my respect for your time is to keep this short and simple. Following, please find a bulleted timeline that I think will help your colleagues and you reach a decision with regard to the registrant's pending no-action letter request. The footnotes provide hyperlinks that you may follow for additional context. The documents found at those links are incorporated herein by reference; please consider them to be "virtual exhibits".

- **March 10, 2000.** State Street's Assistant Clerk, Mr. Edward D. Farley, called to inform me that State Street had expected to receive changes to my Rule 14a-8 proposal. Unaware that a no-action letter had issued, I expressed alarm. Shortly thereafter, a partner at Ropes & Gray, Mr. Robert F. Hayes, couriered over part of the no-action letter materials in question.[1] The registrant and its counsel sat on the letter for eight days. The registrant's counsel, Mr. Hayes, gave me until Monday, March 13th to revise my proposal. Staff Legal Bulletins 14 and 14B make clear that the Staff expect a registrant to *promptly* forward a no-action letter to the shareholder proponent, and also make clear that a registrant is not to set a specific timeframe for curing defects (the clock starts counting from the proponent's actual notice). *Cf.* Legal Bulletins 14 and 14B's discussion of Rule 14a-9's applicability in such circumstances.

[1] http://www.shareholdersonline.org/pdf/030200courier.pdf

- **April 19, 2000.** At State Street's 2000 Annual Meeting, I was not permitted to give an oral statement in support of my proposal, in accordance with Rule 14a-8(h). The Corporation has a videotape of the Annual Meeting, which it has repeatedly refused to release.[2]

- **November 12, 2001.** I submitted the present Rule 14a-8 proposal to de-stagger State Street's Board, permit Directors to be removed with or without cause, and restore other shareholder powers vis-à-vis the Board.[3] *State Street did not seek no-action relief.* The proposal was considered at the 2002 Annual Meeting, and did remarkably well for its debut.[4]

- **November 11, 2002.** I re-submitted the present Rule 14a-8 proposal.[5] *Again, State Street did not seek no-action relief.* The proposal was considered at the 2003 Annual Meeting, and did even better its second year than the year before.[6]

- **November 3, 2003.** I re-submitted the present Rule 14a-8 proposal.[7] *Yet again, State Street did not seek no-action relief.* The proposal was considered at the 2004 Annual Meeting, and garnered more votes "for" it than "against" it this time around.[8]

- **November 13, 2004.** I re-submitted the present Rule 14a-8 proposal, unaware that the Massachusetts Legislature replaced Chapter 156B of the Massachusetts General Laws with Chapter 156D.[9] *Nowhere in its no-action relief materials has the registrant provided a single news story link, or – more importantly – EDGAR filing by the registrant itself, that would have served to have placed its shareholders on notice of the change in state law.* As my initial rebuttal materials demonstrated, the new Chapter 156D contains analogous provisions to the old language found in Chapter 156B.[10]

- **November 15, 2004.** I sent a demand letter to the registrant to inspect certain corporate records, including the stockholder list materials and organic documents (e.g., Articles of Organization and By-laws).[11] As stated in the letter, I made the demands for lawful purposes, and in anticipation of conducting a solicitation effort with regard to matters to come before the 2005 Annual Meeting, including, presumably, my Rule 14a-8 proposal. Last year, I conducted a limited proxy solicitation effort, and intend to do so again this year.[12]

- **November 16, 2004.** I sent one additional demand, to supplement my letter of the prior day. This demand sought copies of the SEC and other governmental/regulatory subpoenas and

---

[2] http://www.shareholdersonline.org/pdf/051800farley.pdf
[3] http://www.shareholdersonline.org/pdf/111201proposal.pdf
[4] http://www.sec.gov/Archives/edgar/data/93751/000092701602002583/d10q.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 85,747,069 votes in its debut year, with 147,724,962 votes against.
[5] http://www.shareholdersonline.org/pdf/111102proposal.pdf
[6] http://www.sec.gov/Archives/edgar/data/93751/000092701603002508/d10q.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 108,121,108 votes its second year, with 136,577,292 votes against.
[7] http://www.shareholdersonline.org/pdf/110303proposal.pdf
[8] http://www.sec.gov/Archives/edgar/data/93751/000119312504083479/d10qa.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 140,089,787 votes in its third year, with 97,622,573 votes against.
[9] http://www.shareholdersonline.org/pdf/111304proposal.pdf
[10] http://www.shareholdersonline.org/pdf/011805secrebuttal.pdf, http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf, and http://www.shareholdersonline.org/pdf/011805secrebuttalexhibitb.pdf.
[11] http://www.shareholdersonline.org/pdf/111504cutrellandfarley.pdf
[12] http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001268911&owner=include

information requests referenced in the Corporation's last three quarterly filings, which alarm me as a stockholder.[13]

- **November 19, 2004.** At the end of the day on Friday, November 19, 2004, I received a letter from Mr. John D. Donovan, Jr., Esquire, another partner at Ropes & Gray.[14] *Before proceeding further, it is important to note that another former partner of the law firm of Ropes & Gray, Mr. Truman Snell Casner, Esquire, who remains "of counsel" to the firm, is Chair of the Executive Committee of the registrant's Board of Directors. Before Mr. Casner, yet another Ropes & Gray partner, the late Edward B. Hanify, also sat on the registrant's Board of Directors. So the SEC Staff may wish to consider the conflict of interest and divided loyalty issues involved here on the part of Ropes & Gray.*[15] Mr. Donovan's letter "responded" on behalf of the Secretary and General Counsel of State Street, as well as on behalf of the Clerk, Mr. Edward D. Farley, to my letters from earlier that week. This letter contained a vague and ambiguous "notice of defect", which came nowhere close to providing the sort of detail envisioned by Staff Legal Bulletins 14 and 14B. There, registrants are instructed to provide sufficient detail to permit a shareholder proponent to cure any defects. Had Mr. Donovan simply pointed out that the Massachusetts Legislature had replaced Chapter 156B with Chapter 156D, I would have tendered the revised proposal that I included with my initial rebuttal materials on January 18, 2005.[16]

- **November 22, 2004.** By Monday morning, November 22, 2004, I diligently sought additional guidance regarding the nebulous and vague "notice of defect".[17] *Neither the registrant, nor Ropes & Gray, responded. Please note that Mr. Donovan concluded his letter of November 19, 2004 with the sentence: "You should not expect me to respond on undeserving subjects."* Apparently, Mr. Donovan did not feel that the guidance found in Staff Legal Bulletins 14 and 14B warranted giving me the additional guidance I sought regarding his "notice of defect" letter.

- **November 24, 2004.** I undertook the inspection activities referenced in my letters of the prior week. Accompanied and assisted by my agent, I made careful notes regarding the materials that were and were not exhibited to me. I was informed that Mr. Farley was "unavailable". I was given a "data dump" of poorly organized documents. Nevertheless, assisted by my agent, I made careful notes, and memorialized the encounter with this letter.[18] Please note the re-emergence of Mr. Robert F. Hayes, Esquire, of Ropes & Gray (*cf.* Mr. Hayes' tactics on March 10, 2000). Please also note that the Articles of Organization exhibited to me were not up to date, and omitted the July 2004 filing, submitted to the MA Corporations Division by Mr. Farley, the Clerk of the Corporation, pertaining to the switch from Chapter 156B to Chapter 156D.[19] *Neither the registrant nor Ropes & Gray has responded to this letter, leading me to believe that they must consider this to be an "undeserving subject".*

---

[13] http://www.shareholdersonline.org/pdf/111604cutrellandfarley.pdf
[14] http://www.shareholdersonline.org/pdf/111904fromdonovan.pdf
[15] See, for example, the SEC's recent decision regarding conflict of interest issues at Disney. A press release on the SEC website may be found here: http://www.sec.gov/news/press/2004-176.htm.
[16] http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf
[17] http://www.shareholdersonline.org/pdf/112204cutrellandfarley.pdf
[18] http://www.shareholdersonline.org/pdf/112904cutrellandfarley.pdf
[19] http://www.shareholdersonline.org/pdf/072904articlesamendment.pdf

- **December 22, 2004.** State Street filed its Rule 14a-8(j) filing, seeking no-action relief.[20] At no time prior to this filing did the registrant or Ropes & Gray respond to my request for clarification to Mr. Donovan's "notice of defect" letter.

- **December 22, 2004.** State Street also filed a Form 8-K, announcing that the Board of Directors had decided to acquiesce and restructure itself largely in accordance with the subject matter of my proposal. *Please note that the registrant did not include an exhibit to this filing containing the new organic documents (e.g., the amended By-laws).*[21] *By contrast, in a recent Form 8-K filing dated January 21, 2005, Citigroup included its amended By-laws as an exhibit to the press release pertaining to the amendment in question.*[22]

- **January 18, 2005.** I submitted my initial rebuttal materials, pursuant to Rule 14a-8(k).[23]

- **February 1, 2005.** State Street filed supplemental materials, pursuant to Rule 14a-8(j).[24]

- **February 7, 2005.** I submitted a letter to the SEC regarding the registrant's supplemental filing.[25]

- **February 7, 2005.** I received a package from Mr. Farley, containing what he claimed were the amended By-laws (please bear in mind that my demand letter dated November 15, 2004, had requested that I be continually provided with any changes to the Corporation's organic documents between the date of that demand letter and the date of the 2005 Annual Meeting, and please also bear in mind that the amendments in question were those announced in the Corporation's Form 8-K dated December 22, 2004. Mr. Farley offered no explanation for his foot dragging.) The current By-laws are essential for successfully navigating the process and procedures for submitting director nominations and proposals of other business, other than those to be considered pursuant to Rule 14a-8. Let us call a pig a pig: Mr. Farley was playing more games. Form follows function.

- **February 14, 2005.** At the end of the business day, I received a letter from Mr. Farley, containing the registrant's draft Rule 14a-8(m) opposition statement. Mr. Farley warned me that I was "obligated" to keep the statement "confidential" as it "may include material nonpublic information."[26]

- **February 15, 2005.** I sent two e-mails to the attorneys at State Street and Ropes & Gray, asking them to cite to the authority that created the obligation mentioned in Mr. Farley's

---

[20] http://www.shareholdersonline.org/pdf/122204sttrule14a8jfiling.pdf
[21] http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/a04-15235_18k.htm
[22] http://www.sec.gov/Archives/edgar/data/831001/000095012305000559/y04937e8vk.txt and http://www.sec.gov/Archives/edgar/data/831001/000095012305000559/y04937exv3w1.txt.
[23] http://www.shareholdersonline.org/pdf/011805secrebuttal.pdf, http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf, and http://www.shareholdersonline.org/pdf/011805secrebuttalexhibitb.pdf.
[24] http://www.shareholdersonline.org/pdf/020105farleysasinineresponsetosec.pdf
[25] http://www.shareholdersonline.org/pdf/020705secrebuttalnotice.pdf
[26] http://www.shareholdersonline.org/pdf/021405fromfarley.pdf

letter, and calling their attention to Staff Legal Bulletin 14B and Commission Rule 82.[27] *None of the recipients has yet to respond.*

- **February 15, 2005.** I faxed in a letter to the SEC regarding the latest development, and asking for additional time (until Monday, February 21, 2005) to file this rebuttal.[28] Included as an exhibit to that letter was the Board's draft opposition statement, as supplied to me by Mr. Farley.

- **February 19, 2005.** I was in a car accident while on my way to class for my graduate program. Again, I sincerely appreciate the Staff's understanding of the delay this caused.

- **February 19, 2005.** That same day, Mr. Farley played one last trick (and it was, quite frankly, the last thing I needed to deal with that day). Claiming that he had accidentally sent me an "inadvertently incorrect" version of the amended By-laws, he sent me "a correct version, together with a marked version to show the changes in the incorrect one." He concludes: "I apologize for the error."[29] The deadline for submitting director nominations and other proposals, other than Rule 14a-8 proposals, for consideration at the 2005 Annual Meeting was Sunday, February 20, 2005. ***Please note***: on February 19, 2002, Mr. Farley exhibited a stockholders list to my agents that was missing the first character of every line in the left-hand column.[30] For example: "Jane Doe, 1234 Main Street, Somewhere, MA 01234" appeared as "ane Doe, 234 Main Street, omewhere, MA 01234." Mr. Farley "apologized" for that "error" too. Mr. Farley's "errors" have grown tiresome and burdensome. So too, has his continued silence and foot dragging in responding to my demands for corporate records to which I am entitled for my forthcoming proxy solicitation efforts.

- **February 22, 2005.** In reliance upon computation of time principles that apply in both Federal and State law (not to mention the Commission's own computation of time regulation, found at 17 CFR §201.160, "Time Computation"), I submitted two co-sponsored shareholder proposals of other business to be considered at the registrant's 2005 Annual Meeting.[31] The SEC's regulations define President's Day as a Federal legal holiday at 17 CFR §201.104, "Business Hours". *I intend to conduct a proxy solicitation campaign with regard to matters to be considered at the 2005 Annual Meeting, including these additional proposals, and – hopefully – for shareholder passage of my re-submitted Rule 14a-8 proposal, depending on the Staff's no-action letter in this matter.* Accordingly, I humbly request that the Staff weigh the fatal logic flaws inherent in the registrant's Rule 14a-8(j) filings – when compared to its Rule 14a-8(m) draft statement (which clearly concedes the point that it *matters* under state law whether the *directors* or the *stockholders* opt out of the applicable Massachusetts statutory provision). As a reminder: if *the stockholders* opt out, only *the stockholders* can vote to opt back in; by contrast, the Board's action, announced December 22, 2004, can be undone on the directors' whim. The stockholders have the right to secure for themselves the added safeguard of requiring stockholder action to opt back in to the statute.

[27] http://www.shareholdersonline.org/pdf/021505emailtofarley1.pdf and http://www.shareholdersonline.org/pdf/021505emailtofarley2.pdf
[28] http://www.shareholdersonline.org/pdf/021505secrebuttalnotice.pdf
[29] http://www.shareholdersonline.org/pdf/021805fromfarley.pdf
[30] http://www.shareholdersonline.org/correspondence2002.htm, 02/19/02 and 02/20/02
[31] http://www.shareholdersonline.org/pdf/2005proposalsofotherbusiness.pdf

Rule 14a-9

In light of the foregoing, in light of the guidance found in Staff Legal Bulletins 14 and 14B, and pursuant to Rule 14a-8(m), I request that the Staff also determine whether the registrant's draft opposition statement, its Rule 14a-8(j) filings, and/or the conduct of its attorneys, as set forth above, violate Rule 14a-9. In light of the opposition statements that State Street included in its proxy statements for the 2002, 2003, and 2004 annual meetings, and in light of the totality of the circumstances described above, I would appreciate a Staff finding on this point. Furthermore, I believe that memorializing this finding in the no-action letter itself would be a useful deterrent for registrants or external legal counsel that might seek to emulate this kind of skullduggery, and would help to promote the public policies embodied in the Rule 14a-8 process. As I said before, form follows function, and here, their tactics have been deliberate, calculated, premeditated, and have been characterized by an arrogant disregard for the Staff's interpretive legal bulletins.

Conclusion

Words cannot adequately convey my sincere appreciation for the Staff's time. If you have any further questions, I invite you to review the no-action letter materials from 2000 for this same registrant, and I invite you to contact me with any additional questions.

Finally, in light of the registrant's documented propensity to drag its feet, I would sincerely appreciate simultaneous notification, by e-mail, when the no-action letter in this matter issues.

Thank you, once again. I remain

Respectfully yours,



Patrick A. Jorstad

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation (BBO# 631730), by US Mail

CFLETTERS

From: Patrick Jorstad [patrickj@mindless.com]
Sent: Wednesday, February 23, 2005 2:16 PM
To: cfletters@sec.gov
Cc: patrick Jorstad
Subject: Attn: Mark Vilardo, Re: State Street

The following is intended for Mr. Mark Vilardo, Staff Attorney with the Division of Corporation Finance. Thank you.

Dear Mr. Vilardo:

Thank you for taking the time to call me yesterday regarding my rebuttal to State Street's supplemental no-action letter materials. I apologize for not getting back to you sooner.

My partner, David Smith, told me that you called. As he apparently explained to you, I was in a car accident on Saturday, while on my way to class (I'm enrolled in a graduate program for my job at a defense think tank). My brand new "toy" got creamed on the driver's side, and I'm still pretty sore myself. If you need the written materials from the collision center here in Virginia, I would be happy to provide those as proof.

If it is acceptable to the Staff of the Commission, I will tender my rebuttal, as a PDF, by 9 a.m. tomorrow, Thursday, February 24, 2005 (followed by hand delivery of the six required hard copies by tomorrow afternoon). I realize that time is of the essence, but note that in 2000, the SEC's no-action letter for the same registrant was dated March 2, 2000.
As you can see, State Street did not share this information with me until March 10, 2000, and then gave me until only March 13, 2000 to address the Commission's concerns:

http://www.shareholdersonline.org/pdf/030200courier.pdf

This tactic would seem to have violated Rule 14a-9 and the guidance found in Staff Legal Bulletin No. 14, which cautions registrants that setting a specific deadline for curing defects can be considered false and misleading:

http://www.sec.gov/interps/legal/cfslb14.htm

Also, in the more recent Staff Legal Bulletin 14B, the Staff stated that:
"when we have a fax number for the company but not for the shareholder proponent, we will fax the response to the company where the company agrees to forward promptly our response to the shareholder proponent."

http://www.sec.gov/interps/legal/cfslb14b.htm

As you can clearly see from the letter from State Street's counsel in 2000, they sat on the letter for eight days before making me aware of it, contacting me late in the day on Friday, March 10, and then giving me three days (over a weekend) to address the Commission's concerns. These same "last-minute" tactics are in evidence again this year. For example, STT sent the Rule 14a-8(m) materials at the end of the day on Monday, February 14, 2005. And just this past Saturday (the same day as my car accident), I received the "correct version" of the Corporation's By-laws, though the Clerk did claim to "apologize" for the "error". If they truly regretted the error, why not e-mail me the "correct version" immediately? Maybe because the deadline for Rule 14a-4 proposals, following State Street's By-laws, was this past Sunday, February 20, 2005. (Never mind the fact that STT announced these changes to the By-laws in a Form 8-K dated December 22, 2004, but did not include them as an exhibit to that filing, or bother sending me the "incorrect version" of the By-laws until February 4, 2005, though I had requested copies of any changes of the By-laws through the date of the annual meeting by letter dated November 15, 2004. Surely the SEC Staff can draw the obvious inference from the registrant sending me the "correct version" of the amended By-laws one day before the deadline, especially in light of the pattern here.)

http://www.shareholdersonline.org/pdf/021805fromfarley.pdf

http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/a04-15235_18k.htm

http://www.shareholdersonline.org/pdf/111504cutrellandfarley.pdf

Given that the SEC's no-action letter in 2000 did not issue until March 2, and in light of the car accident's impact on my anticipated submission, I respectfully request that you afford me until 9 a.m. tomorrow morning to submit my final supplemental rebuttal by e-mail. I will take steps to ensure that six hard copies are also hand delivered by tomorrow afternoon as well, to save time.

Thank you for everything your colleagues and you have done to review this matter. I truly appreciate your time, and apologize for the delay. Would you please call me at (703) 370-5837, or reply to this e-mail, letting me know for sure that this deadline extension is acceptable? I remain, of course

Respectfully yours,

Patrick A. Jorstad
State Street Shareholder

Tuesday, March 1, 2005

Mr. Patrick A. Jorstad
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Mr. Mark Vilardo, Esq.
Office of the Chief Counsel – Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – Registrant's Failure to Fully Implement Shareholder Proposal

Dear Mr. Vilardo:

One final point has occurred to me, since my letter dated February 24, 2005. As you can clearly see from the title of my shareholder proposal, State Street stockholders have voted on a proposal to "Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, *and Permit Directors' Removal with or without Cause.*" In 2004, this proposal garnered more votes "for" it than "against" it. Many institutional shareholders have established "proxy voting guidelines" that favor permitting shareholders to remove directors with or without cause.

In its press release dated December 22, 2004, the registrant addresses the staggered board structure, annual elections for directors, *but not the issue of removal of directors.*[1] Curiously, the registrant did not include this press release as an exhibit to its Form 8-K of that same day.[2] The press release proclaims that:

> The Board's action in providing for the annual election of directors becomes part of State Street's already strong corporate governance policies and practices. The vote followed a thorough evaluation by the Board of Directors of developing trends in corporate governance practices, shareholder sentiment, and arguments for and against continuation of the classified board.

The Board neatly ignored the expressed shareholder sentiment on changing the Corporation's organic documents to permit removal of directors *with or without cause*. Notably, the registrant did not include the amended By-laws as an exhibit to its Form 8-K on December 22, 2004. Rather, the registrant waited until the close of business on Friday, February 18, 2005 to file the

---

[1] http://biz.yahoo.com/bw/041222/225211_1.html
[2] http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/0001104659-04-040810-index.htm

amended By-laws as an exhibit to its Form 10-K filing[3], and then sent me a "correct version," apologizing for sending me an "inadvertently incorrect" copy on February 4, 2005.[4]

Meanwhile, the registrant has been attempting to obtain no-action relief from the SEC Staff, in part by making the suggestion that the Board – by its actions dated December 22, 2004 – had mooted out the need for my shareholder proposal to be reconsidered for a fourth consecutive year. In the initial Rule 14a-8(j) filing dated (coincidentally enough) December 22, 2004, the registrant's Clerk, Mr. Edward D. Farley, writes: "As set forth below, on December 22, 2004, the Company announced that the Board of Directors has acted to eliminate staggered terms for directors and to provide for the annual election of directors beginning at the 2005 Annual Meeting."[5] Mr. Farley, "an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts," has an obligation and a duty of candor toward the tribunal to affirmatively disclose that the Board's action did not, in fact, address "shareholder sentiment" on the matter of removal of directors with or without cause. On the last page of his original Rule 14a-8(j) filing, Mr. Farley further misleads the Staff when he writes: "The vote by the Board of Directors eliminates staggered terms for directors, and provides for the annual election of directors beginning at the 2005 annual meeting, *which is the import of the Submission*." [emphasis mine]

The "correct version" of the amended By-laws, filed as an exhibit to the Form 10-K on Friday, February 18, 2005, leaves intact the provision that directors may only be removed for cause.[6]

Indeed, in spite of his continuing fiduciary duties as an officer of the Corporation, and in spite of his continuing obligations and duties as an officer of the court under the Massachusetts Rules of Professional Conduct for attorneys, I can find no instance in Mr. Farley's filings on behalf of the registrant in this matter where he discusses the matter of directors' removal with or without cause, which clearly was part of "the import of the Submission" (and has been since the shareholder proposal in question was first considered at the 2002 Annual Meeting).

The Board's draft opposition statement, provided to me in accordance with Rule 14a-8(m), also neatly sidesteps the issue of removing directors *with or without cause*.[7] I reiterate my claim that the Board's opposition statement is false and misleading, as those terms are defined in the Exchange Act and at Rule 14a-9, in that it unfairly characterizes to stockholders what the proposal seeks to do by failing to address the issue of removing directors *with or without cause*.

Thank you, once again. I remain

Respectfully yours,



Patrick A. Jorstad

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[3] http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm
[4] http://www.shareholdersonline.org/pdf/021805fromfarley.pdf
[5] http://www.shareholdersonline.org/pdf/122204sttrule14a8jfiling.pdf
[6] http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm, at Article II, Section 3.
[7] http://www.shareholdersonline.org/pdf/021505secrebuttalnotice.pdf

cc: Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation (BBO# 631730), by US Mail

CFLETTERS

From: Patrick Jorstad [patrickj@mindless.com]
Sent: Wednesday, February 23, 2005 2:16 PM
To: cfletters@sec.gov
Cc: patrick Jorstad
Subject: Attn: Mark Vilardo, Re: State Street

The following is intended for Mr. Mark Vilardo, Staff Attorney with the Division of Corporation Finance. Thank you.

Dear Mr. Vilardo:

Thank you for taking the time to call me yesterday regarding my rebuttal to State Street's supplemental no-action letter materials. I apologize for not getting back to you sooner.

My partner, David Smith, told me that you called. As he apparently explained to you, I was in a car accident on Saturday, while on my way to class (I'm enrolled in a graduate program for my job at a defense think tank). My brand new "toy" got creamed on the driver's side, and I'm still pretty sore myself. If you need the written materials from the collision center here in Virginia, I would be happy to provide those as proof.

If it is acceptable to the Staff of the Commission, I will tender my rebuttal, as a PDF, by 9 a.m. tomorrow, Thursday, February 24, 2005 (followed by hand delivery of the six required hard copies by tomorrow afternoon). I realize that time is of the essence, but note that in 2000, the SEC's no-action letter for the same registrant was dated March 2, 2000.
As you can see, State Street did not share this information with me until March 10, 2000, and then gave me until only March 13, 2000 to address the Commission's concerns:

http://www.shareholdersonline.org/pdf/030200courier.pdf

This tactic would seem to have violated Rule 14a-9 and the guidance found in Staff Legal Bulletin No. 14, which cautions registrants that setting a specific deadline for curing defects can be considered false and misleading:

http://www.sec.gov/interps/legal/cfslb14.htm

Also, in the more recent Staff Legal Bulletin 14B, the Staff stated that:
"when we have a fax number for the company but not for the shareholder proponent, we will fax the response to the company where the company agrees to forward promptly our response to the shareholder proponent."

http://www.sec.gov/interps/legal/cfslb14b.htm

As you can clearly see from the letter from State Street's counsel in 2000, they sat on the letter for eight days before making me aware of it, contacting me late in the day on Friday, March 10, and then giving me three days (over a weekend) to address the Commission's concerns. These same "last-minute" tactics are in evidence again this year. For example, STT sent the Rule 14a-8(m) materials at the end of the day on Monday, February 14, 2005. And just this past Saturday (the same day as my car accident), I received the "correct version" of the Corporation's By-laws, though the Clerk did claim to "apologize" for the "error". If they truly regretted the error, why not e-mail me the "correct version" immediately? Maybe because the deadline for Rule 14a-4 proposals, following State Street's By-laws, was this past Sunday, February 20, 2005. (Never mind the fact that STT announced these changes to the By-laws in a Form 8-K dated December 22, 2004, but did not include them as an exhibit to that filing, or bother sending me the "incorrect version" of the By-laws until February 4, 2005, though I had requested copies of any changes of the By-laws through the date of the annual meeting by letter dated November 15, 2004. Surely the SEC Staff can draw the obvious inference from the registrant sending me the "correct version" of the amended By-laws one day before the deadline, especially in light of the pattern here.)

http://www.shareholdersonline.org/pdf/021805fromfarley.pdf

http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/a04-152
35_18k.htm

http://www.shareholdersonline.org/pdf/111504cutrellandfarley.pdf

Given that the SEC's no-action letter in 2000 did not issue until March 2, and in light of the car accident's impact on my anticipated submission, I respectfully request that you afford me until 9 a.m. tomorrow morning to submit my final supplemental rebuttal by e-mail. I will take steps to ensure that six hard copies are also hand delivered by tomorrow afternoon as well, to save time.

Thank you for everything your colleagues and you have done to review this matter. I truly appreciate your time, and apologize for the delay. Would you please call me at (703) 370-5837, or reply to this e-mail, letting me know for sure that this deadline extension is acceptable? I remain, of course

Respectfully yours,

Patrick A. Jorstad
State Street Shareholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: State Street Corporation
Incoming letter dated December 22, 2004

The proposal would exempt the board of directors from provisions of state law that are specified in the proposal.

There appears to be some basis for your view that State Street may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if State Street omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which State Street relies.

Sincerely,



Rebekah Toton
Attorney-Advisor